UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exchange Offer

On January 5, 2017, Intelsat S.A. issued a press release which announced the results to-date for the previously announced exchange offer by its indirect wholly-owned subsidiary, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), for certain of its notes (the “Exchange Offer”), as well as the anticipated early settlement date of January 6, 2017 for the Exchange Offer.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release.

The information contained in this report shall be deemed to be incorporated by reference into the Offering Memorandum, dated December 20, 2016, with respect to the Exchange Offer.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated January 5, 2017, entitled “Intelsat Announces Results to Date and Early Settlement Date for Exchange Offer by Intelsat (Luxembourg) S.A. for Certain of Its Notes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2017	INTELSAT S.A.

	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer

Exhibit No.	Document Description

99.1	Press Release, dated January 5, 2017, entitled “Intelsat Announces Results to Date and Early Settlement Date for Exchange Offer by Intelsat (Luxembourg) S.A. for Certain of Its Notes”